SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

GSV Growth Credit Fund Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

G. Robert Vaughan, Jr. Treasurer and Senior Vice President of Finance Carilion Clinic 213 South Jefferson Street, Suite 807 Roanoke, VA 24011 (540) 224-5135
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2016 and April 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Carilion Clinic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
150,556.07

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
150,556.07

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,556.07[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[2]

14	TYPE OF REPORTING PERSON
CO

1 This total is comprised of (1) 39,701.33 shares of common stock acquired by Carilion Clinic on December 22, 2016; and (2) 110,854.73 shares of common stock acquired by Carilion Clinic on April 19, 2017.

2 This percentage is calculated based upon 1,335,000.33 shares of the Issuer’s common stock outstanding as of April 21, 2017, as provided to the reporting person by the Issuer.

SCHEDULE 13D
CUSIP No.	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Retirement Plan of Carilion Clinic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
150,556.07

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
150,556.07

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,556.07[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[2]

14	TYPE OF REPORTING PERSON
EP

3 This total is comprised of (1) 39,701.33 shares of common stock acquired by the Retirement Plan of Carilion Clinic on December 22, 2016; and (2) 110,854.73 shares of common stock acquired by the Retirement Plan of Carilion Clinic on April 19, 2017.

SCHEDULE 13D
CUSIP No.	Page 4 of 7 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of GSV Growth Credit Fund Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is GSV Growth Credit Fund Inc., 2925 Woodside Road, Woodside, CA 94062.

Item 2.  Identity and Background

(a)–(c) & (f)

This statement is being filed by:

(1) Carilion Clinic, a not-for-profit health care organization incorporated in Virginia (“Carilion Clinic”); and

(2) Retirement Plan of Carilion Clinic, a retirement plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (the “Retirement Plan”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) under the Act.

The principal business address of each of the Reporting Persons is c/o Carilion Clinic, 213 South Jefferson Street, Suite 807, Roanoke, VA 24011.

(d)–(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration

On December 16, 2016, Carilion Clinic and the Retirement Plan each entered into a subscription agreement (the “Subscription Agreements”) with the Issuer pursuant to which each of Carilion Clinic and the Retirement Plan made a capital commitment of $25.0 million to the Issuer. On December 22, 2016, pursuant to a capital call by the Issuer, each of Carilion Clinic and the Retirement Plan received 39,701.33 shares of Common Stock of the Issuer in exchange for consideration from each of $595,520 ($15.00 per share).

On April 19, 2017, pursuant to a capital call by the Issuer, each of Carilion Clinic and the Retirement Plan received 110,854.73 shares of Common Stock of the Issuer in exchange for consideration from each of $1,662,821 ($15.00 per share) pursuant to the Subscription Agreements.

All of the funds required to acquire the shares of the Issuer’s Common Stock by Carilion Clinic were furnished from the working capital of Carilion Clinic. The source of funds for the Retirement Plan’s acquisition of the shares of the Issuer’s Common Stock was from funds held by the Retirement Plan.

SCHEDULE 13D
CUSIP No.	Page 5 of 7 Pages

Item 4.  Purpose of Transaction

Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

Other than as described in this Schedule 13D, none of the Reporting Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though each Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

(a)	As of April 21, 2017:

(i)	Carilion Clinic may be deemed to beneficially own 150,556.07 shares of the Issuer’s Common Stock, representing 11.3% of the outstanding shares of the Issuer’s Common Stock; and

(ii)	the Retirement Plan may be deemed to beneficially own 150,556.07 shares of the Issuer’s Common Stock, representing 11.3% of the outstanding shares of the Issuer’s Common Stock,

in each case, based on 1,335,000.33 shares of the Issuer’s Common Stock outstanding as of April 21, 2017, as provided to the Reporting Persons by the Issuer.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)	Carilion Clinic has sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of the Issuer’s Common Stock that Carilion Clinic may be deemed to beneficially own as described in Item 5(a) above.

The Retirement Plan has sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of the Issuer’s Common Stock that the Retirement Plan may be deemed to beneficially own as described in Item 5(a) above.

(c)	The information contained on the cover pages and in Item 3 of this Schedule 13D is incorporated herein by reference.

(d)	Not applicable

(e)	Not applicable

SCHEDULE 13D
CUSIP No.	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

Carilion Clinic and the Retirement Plan each respectively entered into a Subscription Agreement with the Issuer under which Carilion Clinic and the Retirement Plan each respectively subscribed for and agreed to purchase shares of common stock in the Issuer with a capital commitment of $25,000,000. Carilion Clinic and the Retirement Plan are required under their respective Subscription Agreements to purchase shares in the Issuer up the amount of the capital commitment within 10 days of receipt of a capital drawdown notice from the Issuer.

The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and Carilion Clinic and the Retirement Plan, respectively, and the parties to each agreement have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

Under the terms of the respective Subscription Agreements, Carilion Clinic and the Retirement Plan each consent to the Issuer granting security over and, in connection with such security, transfer its rights to draw down capital from Carilion Clinic and the Retirement Plan, respectively, to lenders or other creditors of the Issuer in connection with any indebtedness, guaranty or surety of the Issuer, subject to limitations described in the Subscription Agreements.

The Subscription Agreements each prohibit the transfer of the Issuer’s shares by Carilion Clinic or the Retirement Plan without registration of the transfer on the Issuer’s books and the prior written consent of the Issuer, which may be withheld (i) if the Issuer determines, at its sole discretion, that the creditworthiness of the proposed transferee is not sufficient to satisfy all obligations under the respective Subscription Agreement or (ii) unless, in opinion of counsel, the transfer would not violate any applicable securities law or be deemed a prohibited transaction under ERISA or cause all or any portion of the assets of the Issuer to constitute “plan assets” under ERISA, certain Department of Labor regulations or Section 4975 of the Internal Revenue Code of 1986, as amended.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-	Form of Subscription Agreement (Previously filed as an exhibit to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

Exhibit 2-

Articles of Amendment and Restatement of GSV Growth Credit Fund Inc., setting forth the terms of its common stock (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 19, 2016)

Exhibit 3-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Exchange Act.

SCHEDULE 13D
CUSIP No.	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of April 21, 2017.

Carilion Clinic

By:	/s/ G. Robert Vaughan, Jr.
Name: G. Robert Vaughan, Jr.
Title: Treasurer and Senior Vice President of Finance

Retirement Plan of Carilion Clinic

By: Carilion Clinic

By:	/s/ G. Robert Vaughan, Jr.
Name: G. Robert Vaughan, Jr.
Title: Authorized Signatory